UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

José Castro

jose.castro@kof.com.mx

(5255) 5081-5120 / 5121

Roland Karig

roland.karig@kof.com.mx

 (5255) 5081-5186

Carlos Uribe

carlos.uribe@kof.com.mx

(5255) 5081-5148

Website:

www.coca-colafemsa.com

2012 FIRST-QUARTER RESULTS

	First Quarter
	2012	2011	Reported Δ%	Excluding M&A Effects Δ% (5)

Total Revenues	33,542	25,854	29.7%	21.6%
Gross Profit	15,204	11,783	29.0%
Operating Income	4,314	3,817	13.0%	7.9%
Net Controlling Interest Income	2,636	2,198	19.9%
Operative cash flow(1)	5,677	4,737	19.8%	13.4%

Net Debt (2)	6,933	10,344	-33.0%

Net Debt / Operative cash flow (3)	0.29	0.44
Operative cash flow/ Interest Expense, net (3)	19.17	21.31
Earnings per Share (3)	5.46	5.76
Capitalization (4)	17.6%	20.5%
Expressed in millions of Mexican pesos.
(1) Operative cash flow = Operating income + Depreciation + Amortization & other operative non-cash charges.
See reconciliation table on page 7 except for Earnings per Share
(2) Net Debt = Total Debt - Cash
(3) LTM figures
(4) Total debt / (long-term debt + equity)

(5) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

       Reported consolidated operating income grew 13.0% to Ps. 4,314 million for the first quarter of 2012, mainly driven by double-digit operating income growth in each division and including the integration of the new territories in Mexico. Our reported operating margin was 12.9% in the first quarter of 2012. Excluding the recently merged territories, operating income grew 7.9%.

       Reported total revenues reached Ps. 33,542 million in the first quarter of 2012, an increase of 29.7% as compared to the first quarter of 2011, mainly as a result of double-digit total revenue growth in each division and the integration of Grupo Tampico and Grupo CIMSA in our Mexican territories. Excluding the recently integrated territories in Mexico, total revenues increased 21.6%.

       Reported consolidated net controlling interest income grew 19.9%, reaching Ps. 2,636 million in the first quarter of 2012.

Mexico City (April 26, 2012), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola franchise bottler in the world, announces results for the first quarter of 2012.

"In the face of an environment of continuing commodity cost pressures, the execution skills of our operators continued to bolster our competitive position, generating double-digit top- and bottom-line growth for the first quarter of 2012.  In Mexico, we have already incorporated the territories of Grupo Tampico and Grupo CIMSA into the culture and operations of our company, and we are well on track to achieve the previously identified synergies.  At the same time, we continue to seek for new opportunities to create value and deliver growth for our shareholders, as exemplified by our exclusivity agreement with The Coca-Cola Company to evaluate the potential acquisition of their bottling operations in the Philippines.  Furthermore, our growing financial flexibility has strengthened our ability to return cash to our shareholders in the form of increased dividends.  Specifically, the dividend of Ps. 2.77 per share that our company will distribute as of May 30, 2012, is four times the dividend paid in 2009," said Carlos Salazar Lomelin, Chief Executive Officer of the Company.

April 26, 2012                                                                                                                                   Page 1

CONSOLIDATED RESULTS

Our reported consolidated total revenues increased 29.7% to Ps. 33,542 million in the first quarter of 2012, compared to the first quarter of 2011 as a result of double-digit total revenue growth in each division and the integration of Grupo Tampico and Grupo CIMSA in our Mexican operations(1). Excluding the recently integrated territories in Mexico, total revenues grew 21.6%. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenue grew 18.0%, driven by average price per unit case growth in every operation, in combination with volume growth mainly in Venezuela, Mexico and Argentina.

Total sales volume increased 16.2% to reach 703.0 million unit cases in the first quarter of 2012 as compared to the same period in 2011. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 4.7% to 633.2 million unit cases. On the same basis, the sparkling beverage category grew 5%, mainly supported by strong volume growth of brand Coca-Cola in Mexico, Argentina and Venezuela, contributing more than 80% of incremental volumes. The still beverage category grew 14%, mainly driven by the introduction of the Jugos del Valle line of business in Venezuela, contributing close to 15% of incremental volumes. Our bottled water portfolio, including bulk water grew 1%, representing the balance.

Our reported gross profit increased 29.0% to Ps. 15,204 million in the first quarter of 2012, as compared to the first quarter of 2011. Reported cost of goods sold increased 30.3%, mainly as a result of (i) higher sweetener costs in Mexico, Venezuela, Argentina and Central America and (ii) increased PET costs in Brazil and Venezuela; in combination with the depreciation of the average exchange rate of the Argentine peso,(2) the Mexican peso(2) and the Brazilian real(2) and certain other operating currencies(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 45.3%, as compared to 45.6% in the first quarter of 2011.

Our reported consolidated operating income increased 13.0% to Ps. 4,314 million in the first quarter of 2012, driven by double-digit operating income growth in both divisions, and including the integration of Grupo Tampico and Grupo CIMSA in Mexico. Our reported operating margin reached 12.9% in the first quarter of 2012, as compared with 14.8% in the same period of 2011. Excluding the integration of the recently merged territories in Mexico, operating income grew 7.9%. On the same basis, operating expenses increased in the first quarter of 2012, mainly as a result of (i) higher labor costs in Venezuela and Brazil and higher labor and freight costs in Argentina, (ii) increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across our territories and (iii) additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models.

During the first quarter of 2012, we recorded a gain of Ps. 63 million in the other operative expenses, net line. This gain mainly reflects the equity method income related to our operative investments.

Our comprehensive financing result in the first quarter of 2012 recorded an expense of Ps. 136 million as compared to an expense of Ps. 197 million in the same period of 2011. This difference was mainly driven by a foreign exchange gain that mainly resulted from the appreciation of the Mexican peso as compared with December of 2011, as applied to our dollar-denominated net debt position.

During the first quarter of 2012, income tax, as a percentage of income before taxes, was 33.8% as compared to 35.2% in the same period of 2011. During 2011, we registered an increase in the tax on shareholder’s equity in one of our subsidiaries in the South America division, which contributed to a higher tax rate in that year.

Our reported consolidated net controlling interest income grew 19.9% reaching Ps. 2,636 million in the first quarter of 2012 as compared to the first quarter of 2011. Earnings per share (EPS) in the first quarter of 2012 were Ps. 1.33 (Ps. 13.28 per ADS) computed on the basis of 1,985.4 million shares (each ADS represents 10 local shares).

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011 and Grupo CIMSA’s results as of December, 2011

(2) See page 11 for average and end of period exchange rates for the first quarter of 2012

April 26, 2012                                                                                                                                   Page 2

BALANCE SHEET

As of March 31, 2012, we had a cash balance of Ps. 11,382 million, including US$ 283 million denominated in U.S. dollars, a decrease of Ps. 791 million compared to December 31, 2011. This difference was mainly driven by the payment at maturity of one of our Certificados Bursátiles in the amount of Ps. 3,000 million during March, 2012, net of the cash generated by our operations.

As of March 31, 2012, total short-term debt was Ps. 2,155 million and long-term debt was Ps. 16,160 million. Total debt decreased by Ps. 4,202 million, compared to year end 2011. Net debt decreased Ps. 3,411 million compared to year end 2011. The Company’s total debt balance includes U.S. dollar-denominated debt in the amount of US$ 515 million.(1)

The weighted average cost of debt for the quarter was 6.6%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2012.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	52.1%	30.0%
U.S. dollars	36.0%	0.4%
Colombian pesos	6.6%	100.0%
Brazilian reals	0.5%	0.0%
Argentine pesos	4.8%	25.4%

(1)     After giving effect to cross-currency swaps and interest rate swaps

(2)     Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2012	2013	2014	2015	2016	2017 +
% of Total Debt	9.5%	5.0%	7.6%	15.5%	13.7%	48.7%

Consolidated Cash Flow

The following cash flow statement is presented on a historical basis, whereas the balance sheet included on page 8 is presented in nominal terms. Certain differences resulting from calculations performed with the information contained in the balance sheet may differ from items shown in this cash flow statement. These differences are presented separately as a part of the Translation Effect in the cash flow statement in accordance with Mexican Financial Reporting Standards. For more detailed information about our consolidated cash flow statement, please refer to the cash flow contained in our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

Consolidated Cash Flow
Expressed in millions of Mexican pesos (Ps.) as of March 31, 2012
Mar-12
Ps.
Income before taxes	4,146
Non cash charges to net income	1,434
5,580
Change in working capital	(106)
Resources Generated by Operating Activities	5,474
Investments	(1,112)
Debt increase (decrease)	(3,517)
Other	(559)
Increase in cash and cash equivalents	286
Cash, cash equivalents and marketable securities at begining of period	12,173
Translation Effect	(1,077)
Cash, cash equivalents and marketable securities at end of period	11,382

April 26, 2012                                                                                                                                   Page 3

MEXICO & CENTRAL AMERICA DIVISION OPERATING RESULTS (Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Coca-Cola FEMSA is including the results of Grupo Tampico as of October 2011 and Grupo CIMSA as of December 2011 in the Company’s Mexico & Central America divisions’ operating results.

Revenues

Reported total revenues from our Mexico and Central America division increased 30.2% to Ps. 14,473 million in the first quarter of 2012, as compared to the same period in 2011, supported by the integration of Grupo Tampico and Grupo CIMSA in our Mexican operations(1). Excluding the recently integrated territories in Mexico, total revenues grew 11.2%. On the same basis, increased average price per unit case, mainly reflecting selective price increases across our product portfolio implemented over the past several months, accounted for close to 70% of incremental total revenues and higher volumes represented the balance. On a currency neutral basis and excluding the recently merged territories in Mexico, total revenues increased 10.2%.

Reported total sales volume increased 24.3% to 412.4 million unit cases in the first quarter of 2012, as compared to the first quarter of 2011. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, volumes grew 3.3% to 342.6 million unit cases. On the same basis, sparkling beverages grew 4%, driven by a 5% increase in brand Coca-Cola, accounting for approximately 95% of incremental volumes. Still beverages grew 5% mainly driven by the Jugos del Valle line of products and the introduction of the Estrella Azul portfolio, representing the balance. Our bottled water portfolio, including bulk water, remained flat as compared with the first quarter of 2011.

Operating Income

Our reported gross profit increased 27.6% to Ps. 6,792 million in the first quarter of 2012 as compared to the same period in 2011. Reported cost of goods sold increased 32.5% as a result of higher sweetener costs across the division and PET cost pressures in Central America, in combination with the depreciation of the average exchange rate of the Mexican peso,(2) the Costa Rican Colon(2) and the Nicaraguan Cordoba(2) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 46.9% in the first quarter of 2012, as compared with 47.9% in the same period of the previous year.

Reported operating income increased 12.7% to Ps. 1,882 million in the first quarter of 2012, compared to Ps. 1,670 million in the same period of 2011. Our reported operating margin was 13.0% in the first quarter of 2012, as compared with 15.0% in the same period of 2011. Excluding the integration of Grupo Tampico and Grupo CIMSA in Mexico, operating income grew 1.0%. On the same basis, operating expenses increased mainly as a result of continued marketing investments across the division and additional expenses related to the development of information systems and commercial capabilities in connection with our commercial models.

(1) Our Mexican operations include Grupo Tampico’s results as of October, 2011 and Grupo CIMSA’s results as of December, 2011

(2) See page 11 for average and end of period exchange rates for the first quarter of 2012

April 26, 2012                                                                                                                                   Page 4

SOUTH AMERICA DIVISION OPERATING RESULTS (Colombia, Venezuela, Brazil and Argentina)

Volume and average price per unit case exclude beer results.

Revenues

Reported total revenues were Ps. 19,069 million in the first quarter of 2012, an increase of 29.4% as compared to the same period of 2011 as a result of double-digit total revenue growth in every territory. Excluding beer, which accounted for Ps. 981 million during the quarter, revenues increased 30.5% to Ps. 18,088 million. Excluding beer, higher average prices per unit case across our operations accounted for close to 80% of incremental revenues and volume growth in every territory contributed the balance. On a currency neutral basis, total revenues increased 23.9%.

Reported total sales volume in our South America division increased 6.4% to 290.6 million unit cases in the first quarter of 2012 as compared to the same period of 2011, as a result of growth in every operation. Our sparkling beverage portfolio grew 6%, driven by 11% growth of brand Coca-Cola in Argentina and Venezuela and 14% growth in flavored sparkling beverages in the division, accounting for approximately 75% of incremental volumes. The still beverage category grew 29%, mainly driven by the introduction of the Jugos del Valle line of business in Venezuela, representing close to 20% of incremental volumes. Our water portfolio, including bulk water, grew 4%, contributing the balance.

Operating Income

Reported gross profit reached Ps. 8,412 million, an increase of 30.2% in the first quarter of 2012, as compared to the same period of 2011. Reported cost of goods sold increased 28.8% mainly driven by higher year-over-year PET costs in Brazil and Venezuela, in combination with the depreciation of the average exchange rate of the Argentine peso(1) and the Brazilian real(1) as applied to our U.S. dollar-denominated raw material costs. Reported gross margin reached 44.1% in the first quarter of 2012, an expansion of 30 basis points as compared to the same period of 2011.

Our reported operating income increased 13.3% to Ps. 2,432 million in the first quarter of 2012, compared to the same period of 2011. Reported operating expenses increased 40.2%, mainly as a result of (i) higher labor costs in Venezuela and Brazil, in combination with higher labor and freight costs in Argentina and (ii) increased marketing investment to reinforce our execution in the marketplace, widen our cooler coverage and broaden our returnable base availability across the division. Our reported operating margin was 12.8% in the first quarter of 2012 as compared with 14.6% in the same period of 2011.

(1)     See page 11 for average and end of period exchange rates for the first quarter of 2012

April 26, 2012                                                                                                                                   Page 5

RECENT DEVELOPMENTS

       On March 20, 2012, Coca-Cola FEMSA held its Annual Ordinary General Shareholders Meeting during which its shareholders approved the Company’s consolidated financial statements for the year ended December 31, 2011, the declaration of dividends corresponding to fiscal year 2011 and the composition of the Board of Directors and Committees for 2012. Shareholders approved the payment of a cash dividend in the amount of Ps. 2.77 per each share. The dividend will be paid as of May 30, 2012.

       On March 29, 2012, Coca-Cola FEMSA’s presented its quarterly and full year 2011 results under International Financial Reporting Standards. Beginning in 2012, Mexican companies with securities listed on the Mexican National Securities’ Registry (Registro Nacional de Valores) of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores), are required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). For more information, please refer to the notes to Coca-Cola FEMSA’s 2011 financial statements contained in its annual report or visit the company’s website.

CONFERENCE CALL INFORMATION

Our first-quarter 2012 Conference Call will be held on April 27, 2012, at 08:00 A.M. Eastern Time (07:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 3, 2012. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 80296295.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, part of the state of Goias, and part of the state of Minas Gerais), and Argentina (Buenos Aires and surrounding areas), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 35 bottling facilities in Latin America and serves more than 1,700,000 retailers in the region.

❖ ❖ ❖

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(5 pages of tables to follow)

April 26, 2012                                                                                                                                   Page 6

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	1Q 12	% Rev	1Q 11	% Rev	Reported Δ%	Excluding M&A Effects Δ% (5)
Volume (million unit cases) (2)	703.0		604.8		16.2%	4.7%
Average price per unit case (2)	45.97		41.09		11.9%	16.2%
Net revenues	33,295		25,725		29.4%
Other operating revenues	247		129		91.5%
Total revenues	33,542	100%	25,854	100%	29.7%	21.6%
Cost of goods sold	18,338	54.7%	14,071	54.4%	30.3%
Gross profit	15,204	45.3%	11,783	45.6%	29.0%
Operating expenses	10,953	32.7%	7,963	30.8%	37.5%
Other operative expenses, net	(63)	-0.2%	3	0.0%	-2200.0%
Operating income (3)	4,314	12.9%	3,817	14.8%	13.0%	7.9%
Other non operative expenses, net	32		45		-28.9%
Interest expense	483		342		41.2%
Interest income	105		94		11.7%
Interest expense, net	378		248		52.4%
Foreign exchange (gain) loss	(203)		13		-1661.5%
Gain on monetary position in Inflationary subsidiries	(7)		(3)		133.3%
Market value gain on ineffective portion of
derivative instruments	(32)		(61)		-47.5%
Comprehensive financing result	136		197		-31.0%
Income before taxes	4,146		3,575		16.0%
Income taxes	1,400		1,258		11.3%
Consolidated net income	2,746		2,317		18.5%
Net controlling interest income	2,636	7.9%	2,198	8.5%	19.9%
Net non-controlling interest income	110		119		-7.6%
Operating income (3)	4,314	12.9%	3,817	14.8%	13.0%	7.9%
Depreciation	1,201		845		42.1%
Amortization and other operative non-cash charges	162		75		116.0%
Operative cash flow (3)(4)	5,677	16.9%	4,737	18.3%	19.8%	13.4%

(1) Except volume and average price per unit case figures
(2) Sales volume and average price per unit case exclude beer results
(3) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges
As of October 2011, we integrated Grupo Tampico in the operations of Mexico
As of December 2011, we integrated Grupo CIMSA in the operations of Mexico
(5) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

April 26, 2012                                                                                                                                   Page 7

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Mar 12		Dec 11
Current Assets
Cash, cash equivalents and marketable securities	Ps.	11,382	Ps.	12,173
Total accounts receivable		6,626		8,631
Inventories		7,629		7,549
Other current assets		3,592		3,685
Total current assets		29,229		32,038
Property, plant and equipment
Property, plant and equipment		63,741		64,645
Accumulated depreciation		(26,767)		(26,703)
Total property, plant and equipment, net		36,974		37,942
Other non-current assets		69,273		70,475
Total Assets	Ps.	135,476	Ps.	140,455

Liabilities and Equity		Mar 12		Dec 11
Current Liabilities
Short-term bank loans and notes	Ps.	2,155	Ps.	5,541
Suppliers		10,617		11,852
Other current liabilities		13,306		7,697
Total Current Liabilities		26,078		25,090
Long-term bank loans		16,160		16,976
Other long-term liabilities		5,175		5,377
Total Liabilities		47,413		47,443
Equity
Non-controlling interest		3,102		3,053
Total controlling interest		84,961		89,959
Total equity		88,063		93,012
Liabilities and Equity	Ps.	135,476	Ps.	140,455

April 26, 2012                                                                                                                                   Page 8

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	1Q 12	% Rev	1Q 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(4)
Volume (million unit cases)	412.4		331.7		24.3%	3.3%
Average price per unit case	34.83		33.45		4.1%	7.2%
Net revenues	14,365		11,096		29.5%
Other operating revenues	108		23		369.6%
Total revenues	14,473	100.0%	11,119	100.0%	30.2%	11.2%
Cost of goods sold	7,681	53.1%	5,797	52.1%	32.5%
Gross profit	6,792	46.9%	5,322	47.9%	27.6%
Operating expenses	4,920	34.0%	3,661	32.9%	34.4%
Other operative expenses, net	(10)	-0.1%	(9)	-0.1%	11.1%
Operating income (2)	1,882	13.0%	1,670	15.0%	12.7%	1.0%
Depreciation, amortization & other operative non-cash charges	636	4.4%	442	4.0%	43.9%
Operative cash flow (2)(3)	2,518	17.4%	2,112	19.0%	19.2%	4.7%

(1) Except volume and average price per unit case figures
(2) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader
(3) Operative cash flow = Operating Income + Depreciation, amortization & other operative non-cash charges
As of October 2011, we integrated Grupo Tampico in the operations of Mexico
As of December 2011, we integrated Grupo CIMSA in the operations of Mexico
(5) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

South America Division
Expressed in millions of Mexican pesos(1)

	1Q 12	% Rev	1Q 11	% Rev	Reported Δ%	Excluding M&A Effects Δ%(5)
Volume (million unit cases) (2)	290.6		273.1		6.4%	6.4%
Average price per unit case (2)	61.77		50.36		22.6%	22.6%
Net revenues	18,930		14,629		29.4%
Other operating revenues	139		106		31.1%
Total revenues	19,069	100.0%	14,735	100.0%	29.4%	29.4%
Cost of goods sold	10,657	55.9%	8,274	56.2%	28.8%
Gross profit	8,412	44.1%	6,461	43.8%	30.2%
Operating expenses	6,033	31.6%	4,302	29.2%	40.2%
Other operative expenses, net	(53)	-0.3%	12	0.1%	-541.7%
Operating income (3)	2,432	12.8%	2,147	14.6%	13.3%	13.3%
Depreciation, amortization & other operative non-cash charges	727	3.8%	478	3.2%	52.1%
Operative cash flow (3)(4)	3,159	16.6%	2,625	17.8%	20.3%	20.3%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) The Operating income and Operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(4) Operative cash flow = Operating Income + depreciation, amortization & other operative non-cash charges.
(5) Excluding M&A Effects means, with respect to a year-over-year comparison, the increase in a given measure excluding the effects of mergers, acquisitions and divestitures. We believe this measure allows us to provide investors and other market participants with a better representation of the performance of our business. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability.

April 26, 2012                                                                                                                                   Page 9

SELECTED INFORMATION

For the three months ended March 31, 2012 and 2011

Expressed in millions of Mexican pesos.

					1Q 12					1Q 11
	Capex				1,253.1	Capex				629.9
	Depreciation				1,201.0	Depreciation				845.0
	Amortization & Other non-cash charges				162.0	Amortization & Other non-cash charges				75.0
				581.9				490
								-490
VOLUME
Expressed in million unit cases

	1Q 12					1Q 11
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	268.7	19.1	67.3	20.3	375.4	217.9	14.4	49.1	16.3	297.7
Central America	31.4	2.0	0.1	3.5	37.0	28.8	2.1	0.1	3.0	34.0
Mexico & Central America	300.1	21.1	67.4	23.8	412.4	246.7	16.5	49.2	19.3	331.7
Colombia	44.6	5.1	6.8	4.1	60.6	43.2	5.0	6.8	4.0	59.0
Venezuela	43.9	1.9	0.4	2.7	48.9	35.6	1.7	0.5	0.7	38.5
Brazil	108.2	6.9	0.8	5.9	121.8	109.5	6.5	0.8	5.3	122.1
Argentina	52.8	3.8	0.2	2.5	59.3	48.2	3.3	0.2	1.8	53.5
South America	249.5	17.7	8.2	15.2	290.6	236.5	16.5	8.3	11.8	273.1
Total	549.6	38.8	75.6	39.0	703.0	483.2	33.0	57.5	31.1	604.8
(1) Excludes water presentations larger than 5.0 Lt. Includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations. Includes flavored water

Volume of Mexico, the Mexico & Central America division, and Consolidated for the first quarter 2012 results includes 3 months of Grupo Tampico´s and Grupo CIMSA’s results, accounting for 69.8 million unit cases, of which 62% is Sparkling Beverages, 6% is Water, 27% is Bulk Water and 5% is Still Beverages.

April 26, 2012                                                                                                                                   Page 10

March 2012 Macroeconomic Information

	Inflation (1)
	LTM	1Q 2012	YTD

Mexico	3.73%	0.97%	0.97%
Colombia	3.40%	1.47%	1.47%
Venezuela	24.60%	3.54%	3.54%
Brazil	5.24%	1.22%	1.22%
Argentina	9.81%	2.61%	2.61%

(1) Source: inflation is published by the Central Bank of each country.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)
	1Q 12	1Q 11	Δ%

Mexico	13.0165	12.0832	7.7%
Guatemala	7.7754	7.8304	-0.7%
Nicaragua	23.1181	22.0161	5.0%
Costa Rica	515.2961	508.3871	1.4%
Panama	1.0000	1.0000	0.0%
Colombia	1,800.6717	1,877.0877	-4.1%
Venezuela	4.3000	4.3000	0.0%
Brazil	1.7678	1.6673	6.0%
Argentina	4.3411	4.0135	8.2%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)
	Mar 12	Mar 11	Δ%

Mexico	12.8489	11.9678	7.4%
Guatemala	7.6919	7.6884	0.0%
Nicaragua	23.2571	22.1474	5.0%
Costa Rica	513.5800	506.1600	1.5%
Panama	1.0000	1.0000	0.0%
Colombia	1,784.6600	1,879.4700	-5.0%
Venezuela	4.3000	4.3000	0.0%
Brazil	1.8221	1.6287	11.9%
Argentina	4.3790	4.0540	8.0%

April 26, 2012                                                                                                                                   Page 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: April 26, 2012